Securities & Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, N.E. Washington, D.C. 20549 April 21, 2022
Attention:	Ms. Christie Wong
Mr. Michael Fay

Re:	Align Technology, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021 Filed February 25, 2022 File No. 000-32259
Dear Ms. Wong and Mr. Fay:

On behalf of Align Technology, Inc. (“Align”), I respectfully submit this letter in response to the comment from the staff (the “Staff”) of Securities and Exchange Commission (the “Commission”) received by letter dated March 31, 2022, relating to Align’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”) filed with the Commission on February 25, 2022.

In this letter, Align has recited the comment from the Staff in italicized, bold type and have followed the comment with Align’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Form 10-K, as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2021

Consolidated Financial Statements
Revenue Recognition, page 68

1.You disclose that determining the standalone selling price, allocation of consideration from the contract to the individual performance obligations and the appropriate timing of revenue recognition is the result of significant qualitative and quantitative judgments. You also identify a variety of factors that you consider, which may vary over time. Please tell us how your disclosure is consistent with ASC 606-10-50-1(b) as it relates to the disclosure of quantitative information related to your significant judgments and changes in judgments. As part of your response, please address how your disclosure meets the objective of the disclosure requirements of Topic 606.

Response:

The Company respectfully acknowledges the Staff’s comment with regards to our disclosure of the significant judgments which factor into determining the standalone selling price, allocation of consideration from the contract to the individual performance obligations, and the appropriate timing of revenue recognition. This statement was meant to act as an overview of the disclosures for the Company’s two business segments, Clear Aligner and Systems and Services.

For the Clear Aligner business segment, we enter into contracts that involve multiple future performance obligations at no charge for a period of time ranging from six months to five years after initial shipment. Treatment plans can comprise the following performance obligations: initial aligners, the option of additional aligners, case refinement, and replacement aligners. Before the release of our current product portfolio starting in 2018, significant judgment was involved in establishing standalone selling prices because these elements were not regularly sold separately. As we did not have directly observable standalone sales, our estimate of standalone selling price took into account historical pricing, costs of production, and gross margins, as mentioned on page 69 of the Form 10-K. Offerings in the portfolio now include products which allow customers, for the first time, to purchase additional aligners on a standalone basis once contracts reach years 4 and 5 of treatment. We are now starting to see the volume of these standalone sales increase to a sufficient size that they provide directly observable evidence of standalone selling price for the option to obtain additional aligners. While this has not substantially altered our estimates of the standalone selling price, it has lessened the judgment needed to estimate the standalone selling price of the optional additional aligners.

For optional additional aligners, in order to determine standalone selling price, we also take into account the usage rate, which is the number of times a customer is expected to order more aligners after the initial shipment. We use historical data as described on page 69 of the Form 10-K to estimate usage, specifically historical usage rates by product, channel, and region, which are periodically reviewed and updated. In addition to historical data, we also take into consideration factors which may impact future usage rate assessments, such as changing trends and market conditions. Once additional aligner standalone selling price is determined, the remaining step to allocate consideration amongst the performance obligations does not involve any significant judgments and is primarily arithmetic in practice. As that is the case, we will revise that portion of our disclosure in future filings as indicated below.

With regards to the timing of revenue recognition, the Company has concluded that control transfers at a “point in time” for all performance obligations as we do not meet any of the three criteria for transfer of control “over time.” The point in time transfer of control occurs upon shipment of aligners. As this assessment also does not require significant judgment, the corresponding portion of our disclosure will be revised in future filings as indicated below.

In the Systems and Services segment, the intraoral scanner sales price includes one year of warranty and unlimited scanning services. The customer may purchase additional periods of extended warranty and unlimited scanning services beyond the initial year. The factors we consider in determining the standalone selling price of each element include historical bundled sales for scanners, services and scanning, historical standalone sales of services and scanning, historical bundled sales of software license and maintenance and support, and historical standalone sales of maintenance and support. We have sufficient standalone sales for services and scanning and for maintenance and support that we consider both to have directly observable evidence. There are no significant judgments in arriving at standalone selling price or the allocation of consideration.

In considering the Staff’s comment, and as mentioned above, the Company will further clarify and update our revenue policy disclosure in the Q1’22 Form 10-Q, as follows:

Revenue Recognition

Our revenues are derived primarily from the sale of aligners, scanners, and services from our Clear Aligner and Systems and Services segments. We enter into sales contracts that may consist of multiple distinct performance obligations where certain performance obligations of the sales contract are not delivered in one reporting period. We measure and allocate revenues according to ASC 606-10, “Revenues from Contracts with Customers.”

We identify a performance obligation as distinct if both of the following criteria are met: the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. Determining the standalone selling price (“SSP”) in order to allocate~~, allocation of~~ consideration from the contract to the individual performance obligations ~~and the appropriate timing of revenue recognition~~ is the result of various factors, such as changing trends and market conditions, historical prices, costs, and gross margins ~~significant qualitative and quantitative judgments~~. While changes in the allocation of the SSP between performance obligations will not affect the amount of total revenues recognized for a particular contract, any material changes could impact the timing of revenue recognition, which would have a material effect on our financial position and result of operations. This is because the contract consideration is allocated to each performance obligation, delivered or undelivered, at the inception of the contract based on the SSP of each distinct performance obligation.

Clear Aligner

We enter into contracts (“treatment plan(s)”) that involve multiple future performance obligations. Invisalign Comprehensive, Invisalign First, Invisalign Moderate, and Lite and Express Packages include optional additional aligners at no charge for a certain period of time ranging from six months to five years after initial shipment, and Invisalign Go and Invisalign Go Plus includes optional additional aligners at no charge for a period of up to two years after initial shipment. Our treatment plans comprise the following performance obligations that also represent distinct deliverables: initial aligners, the option of additional aligners, case refinement, and replacement aligners. We take the practical expedient to consider shipping and handling costs as activities to fulfill the performance obligation. We allocate revenues for each treatment plan based on each unit’s SSP. Management considers a variety of factors such as same or similar product historical sales, costs, and gross margin, which may vary over time depending upon the unique facts and circumstances related to each performance obligation in making these estimates. In addition to historical data, we take into consideration changing trends and market conditions. We also consider usage rates, which is the number of times a customer is expected to order additional aligners. Our process for estimating usage rates requires significant judgment and evaluation of inputs, including historical usage data by region, country and channel. We recognize the revenues upon shipment, as the customers obtain physical possession, and we have enforceable rights to payment. As we collect most consideration upfront, we consider whether a significant financing component exists; however, as the delivery of the performance obligations are at the customer’s discretion, we conclude that no significant financing component exists.

Systems and Services

We sell intraoral scanners and CAD/CAM services through both our direct sales force and distribution partners. The intraoral scanner sales price includes one year of warranty and unlimited scanning services. The customer may also select, for additional fees, extended warranty and unlimited scanning services for periods beyond the initial year. When intraoral scanners are sold with an unlimited scanning service agreement and/or extended warranty, we allocate revenues based on the respective SSP of the scanner and the subscription service. We estimate the SSP of each element, taking into ~~consideration~~ account factors such as same or similar historical prices ~~as well as our~~ and discounting strategies. Revenues are then recognized over time as the monthly services are rendered and upon shipment of the scanner, as that is when we deem the customer to have obtained control. CAD/CAM services, where sold separately, include the initial software license and maintenance and support. We allocate revenues based upon the respective SSPs of the software license and the maintenance and support. We estimate the SSP of each element using data such as historical prices. Revenues related to the software license are recognized upfront and revenues related to the maintenance and support are recognized over time. For both scanner and service sales, most consideration is collected upfront and in cases where there are payment plans, consideration is collected within one year and, therefore, there are no significant financing components.

Align’s Acknowledgment

As requested by the Staff, Align acknowledges that:

•Align is responsible for the adequacy and accuracy of the disclosures in its filings;
•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•Align may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff would like any additional information or has any further questions, please do not hesitate to contact me at (408) 470-1006.

Yours truly, /s/ John F. Morici John F. Morici Chief Financial Officer and Executive Vice President, Global Finance

Cc:	Joseph M. Hogan, Align Technology, Inc.
Julie Coletti, Align Technology, Inc. Lindsey Piziali, PricewaterhouseCoopers LLP Chris Fennell, Wilson Sonsini Goodrich & Rosati